FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2012

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 85 48

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item	Sequential Page Number
1. Performance Investment Plan	2

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA, S.A. as provided in article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

Pursuant to the long-term incentive plan of shares of TELEFÓNICA, S.A., for Telefónica Group Directors (including Executive Directors), approved by the Annual General Shareholders Meeting on May 18, 2011, – called Performance & Investment Plan (“PIP”) – the Board of Directors of TELEFÓNICA, S.A. resolved at its meeting held on October 31, 2012, preceded by the relevant favorable report of the Nominating, Compensation and Corporate Governance Committee, with regard to the Second Cycle (2012-2015) of the PIP, and in relation to members of the Executive Committee (including Executive Directors), the amount of theoretical shares to be assigned, and the maximum number possible of shares to be received in the event of fulfillment of the Co-investment requirement established on the Plan and of maximum achievement of the Total Shareholder Return – hereafter, the “TSR” (*) – objective to this second cycle.

It is stated that the calculation of the shares value has been determined with a reduction of 30% on the one used on the previous year.

It is attached as Schedule I, the detail of such information for each of the Executive Directors and other members of the Executive Committee of the Company, to whom had been assigned.

Madrid, October 31st, 2012

(*)	The specific number of Telefónica, S.A. shares deliverable within the maximum amount established to each member at the end of each phase will be contingent and based on the TSR of Telefónica, S.A. shares (from the reference value) throughout the duration of each phase compared to the TSRs of the companies included in the Dow Jones Global Sector Titans Telecommunications Index. For the purposes of this Plan, these companies make up the comparison group (“Comparison Group”).

The TSR is the indicator used to determine the Telefónica Group’s medium- and long-term value generation, measuring the return on investment for each shareholder. For the purposes of this Plan, the return on investment of each phase is defined as the sum of the increase or decrease in the Telefónica, S.A. share price and dividends or other similar items received by the shareholder during the phase in question.

SCHEDULE I

List of Directors and Executive Officers who are Beneficiaries of the PIP

(Second cycle 2012-2015)

First name and surname	Theoretical shares assigned	% Share Capital	Maximum Number of Shares *	% Share Capital
Mr. César Alierta Izuel	324,417	0.0001%	506,901	0.0001%
Mr. José María Álvarez-Pallete López	188,131	0.0000%	293,955	0.0001%
Ms. Eva Castillo Sanz	95,864	0.0000%	149,787	0.0000%
Mr. Santiago Fernández Valbuena	103,223	0.0000%	161,287	0.0000%
Mr. Julio Linares López (1)	13,878	0.0000%	21,685	0.0000%
Mr. Guillermo Ansaldo Lutz	103,223	0.0000%	161,287	0.0000%
Mr. Matthew Key	103,223	0.0000%	161,287	0.0000%
Mr. Luis Abril Pérez	51,808	0.0000%	80,951	0.0000%
Mr. Ramiro Sánchez de Lerín García-Ovies	50,950	0.0000%	79,609	0.0000%
Mr. Angel Vilá Boix	103,223	0.0000%	161,287	0.0000%
Mr. Eduardo Navarro Carvalho	26,220	0.0000%	46,969	0.0000%

*	Maximum number of shares to receive in case of fulfillment of the co-investment requirement and of maximum achievement of the TSR objective.
(1)	The number of shares assigned to Mr. Linares has been calculated proportionally according to the time that he has work as Chief Operating Officer – C-O.O.-(from July 1, 2012 untill September 17, 2012) during the Second cycle of the PIP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: October 31st , 2012	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors